QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission,
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No.*

Interland, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
595 100 10 8 (CUSIP Number)

Karen L. Vauk
Executive Director and Assistant Corporate Secretary
Micron Technology Foundation, Inc.
8000 South Federal Way
Boise, Idaho 83716-9632
Telephone: (208) 368-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2001 (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

    * The remainder of this cover page shall be filled out for a Company's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 595 100 10 8	SCHEDULE 13D	Page 2 of 6 Pages

1	Names of reporting persons: I.R.S. Identification Nos. of above persons (entities only):
	Micron Technology Foundation, Inc.			82-0516178

2	Check the appropriate box if a member of a group (see instructions)
(a) / /
(b) / /

3	SEC use only

4	Source of funds (see instructions):
00

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)			/ /

6	Citizenship or place of organization
Idaho

		7	Sole voting power
NUMBER OF			59,057,863
SHARES
BENEFICIALLY		8	Shared voting power
OWNED BY			0
EACH
REPORTING		9	Sole dispositive power
PERSON			59,057,863
WITH
		10	Shared dispositive power
0

11	Aggregate amount beneficially owned by each reporting person.
59,057,863

12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).			/ /

13	Percent of class represented by amount in Row (11)
42.9%

14	Type of Company (see instructions)
CO

Page 3 of 6 Pages

Schedule 13D

Item 1. Security and Issuer.

(a)
The title of the class of equity securities to which this statement relates is: common stock, par value $.01 per share (the "INLD Common Stock").

(b)
The name and address of the principal executive offices of the issuer of such securities is: Interland, Inc. ("INLD"), 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303.

Item 2. Identity and Background.

(a)
Name of Person Filing: Micron Technology Foundation, Inc. ("Foundation")

(b)
Address of Principal Business Office: 8000 South Federal Way, Boise, Idaho 83716-9632.

(c)
Principal Business: Non-profit, charitable activities.

(d)
Criminal Proceedings: During the last five years, neither the Foundation nor any executive officer or director of the Foundation has been convicted in any criminal proceeding.

(e)
Civil Proceedings: During the last five years, neither the Foundation nor any executive officer or director of the Foundation has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)
Place of Organization: Idaho non-profit corporation.

Attached hereto as Exhibit 1 is information required by this Item 2 with respect to the executive officers and directors of the Foundation.

Item 3. Source and Amount of Funds or Other Consideration.

    On October 18, 1999, Micron Technology, Inc. ("Micron") donated 1,900,000 shares of Micron Electronics, Inc. ("MEI") Common Stock to the Foundation and on March 14, 2000, Micron donated an additional 360,000 shares of MEI Common Stock to the Foundation, for a total of 2,260,000 shares (the "Earlier Donated Shares"). Prior to the receipt of the recently donated Securities as described below, the Foundation sold a total of 1,825,000 of the Earlier Donated Shares and held 435,000 of the Earlier Donated Shares.

    On August 6, 2001, Interland, Inc. merged with and into Micron Electronics, Inc. ("MEI") and MEI changed its name to Interland, Inc. (the "Merger").

    In connection with the Merger, MEI and Micron entered into a Shareholder Agreement which placed certain restrictions on the 58,622,863 shares of MEI Common Stock (the "Securities") then held by Micron. Pursuant to Section 1 of the Shareholder Agreement, Micron agreed not to transfer any of the Securities during the nine-month period following the consummation of the Merger, subject to certain exceptions, including but not limited to, transfers (1) to MEI, (2) in response to a third party tender offer or exchange offer, (3) in a merger or consolidation, (4) to the Foundation or (5) controlled affiliates of Micron.

    In addition, pursuant to an Amended and Restated Registration Rights Agreement dated as of August 6, 2001 (the "Amended and Restated Registration Rights Agreement"), INLD granted demand registration rights, piggyback registration rights and Form S-3 registration rights to Micron with respect to the Securities.

Page 4 of 6 Pages

    A copy of each of the Shareholder Agreement and the Amended and Restated Registration Rights Agreement is attached hereto as Exhibit 2 and 3, respectively, and each is incorporated herein by reference. The foregoing descriptions of the Agreements are qualified in their entirety by reference to the Agreements attached as exhibits hereto.

    On August 30, 2001, Micron sold all of the Securities to Micron Semiconductor Products, Inc. ("MSP"), a wholly subsidiary of Micron, for $1.605 per share, for an aggregate purchase price of $94,089,695.12. Also on August 30, 2001, MSP donated all of the Securities to the Foundation. As required by the Shareholder Agreement, MSP and then the Foundation agreed to be bound by Section 1 of the Shareholder Agreement with respect to the Securities. As part of these transactions, Micron assigned its rights contained in the Amended and Restated Registration Rights Agreement to MSP and MSP then assigned these rights to the Foundation. As required by the Amended and Restated Registration Rights Agreement, MSP and then the Foundation agreed to be bound by and subject to the terms and conditions of the Amended and Restated Registration Rights Agreement.

    The Purchase Agreement between MTI and MSP dated August 30, 2001 and the Donation Agreement between MSP and the Foundation dated August 30, 2001, are attached hereto as Exhibits 4 and 5, respectively, and each is incorporated herein by reference. The foregoing descriptions of the Agreements are qualified in their entirety by reference to the Agreements attached as exhibits hereto.

Item 4. Purpose of Transaction.

    From time to time, the Foundation is expected to liquidate all or a portion of the Earlier Donated Shares and the Securities through one or more sales pursuant to public or private offerings or otherwise in order to directly fund charitable activities and to build a diversified investment fund for future funding of charitable activities, depending upon the Foundation's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors. The Foundation may determine to retain some portion of the Earlier Donated Shares and the Securities as an investment.

Item 5. Interest in Securities of MEI.

(a)
Number of Shares Beneficially owned:

      As of the date of this Schedule 13D, the Foundation beneficially owns 59,057,863 shares of INLD Common Stock. To the best of the knowledge of the Foundation, no director or executive officer of the Foundation is the beneficial owner of any shares of MEI Common Stock.

  Percent of Class: 42.9% (Based upon 137,755,968, the number of shares of INLD Common Stock Outstanding as of August 6, 2001, as provided by INLD to the Foundation.).

(b)
Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 59,057,863.

(c)
Other than as described herein, the Foundation has not engaged in any transactions involving INLD Common Stock during the sixty day period before the date of this Schedule 13D.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Earlier Donated Shares or the Securities.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of MEI.

    Reference is hereby made to the description of various agreements in Item 4 above.

Page 5 of 6 pages

Item 7. Material to be Filed as Exhibits.

1.
Directors and Executive Officers of the Micron Technology Foundation, Inc.

2.
Shareholder Agreement, dated as of March 22, 2001, by and among Micron Electronics, Inc. and Micron Technology, Inc.

3.
Amended and Restated Registration Rights Agreement, dated as of August 6, 2001, by and between Micron Electronics, Inc., Interland, Inc., Micron Technology, Inc. and certain other shareholders.

4.
Purchase Agreement, dated as of August 30, 2001, between Micron Technology, Inc. and Micron Semiconductor Products, Inc.

5.
Donation Agreement, dated as of August 30, 2001, between Micron Semiconductor Products, Inc. and the Micron Technology Foundation, Inc.

Page 6 of 6 Pages

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micron Technology Foundation, Inc.
Date:	September 10, 2001
Signature:	/s/ KAREN L. VAUK
Name/Title:	Karen L. Vauk, Executive Director and Assistant Corporate Secretary

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of MEI.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of MEI.
  Item 7. Material to be Filed as Exhibits.
Signature